Exhibit (a)(14)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

:
H. STEVEN MISHKET, individually, and	:	Civil Action No. 4299-CC
on behalf of all those similarly situated,	:
:
:
Plaintiff,	:
:
v.	:
:
GLENN L. COOPER, ANDREW	:
FERRARA, JAMES C. GALE,	:
MICHAEL E. HANSON, STEPHEN C.	:
MCCLUSKI, CHERYL P. MORLEY,	:
MALCOLM MORVILLE, ENDO	:
PHARMACEUTICALS HOLDINGS	:
INC., BTB PURCHASER INC.,	:
:
Defendants,	:
:
and	:
:
INDEVUS PHARMACEUTICALS, INC.,	:
:
Nominal Defendant.	:
:

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Indevus Pharmaceuticals, Inc. (“Indevus” or the “Company”) against members of the Company’s Board of Directors for breaches of fiduciary duty arising out of Defendants’

decision to sell the Company to Endo Pharmaceuticals Holdings Inc. at an inadequate and unfair price following a grossly unfair process. The Board has been, and continues to be, aided and abetted by Endo in breaching its fiduciary duties. Plaintiff seeks equitable and other appropriate relief in connection with the proposed tender offer pursuant to which Endo, through its wholly owned subsidiary, defendant BTB Purchaser Inc. (“BTB”), seeks to acquire all Indevus’s common stock (the “Tender Offer” or “Buyout Transaction”).

2. The Form 14D-9 filed on January 7, 2009 with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer fails to disclose certain material information necessary to allow Plaintiff and the Company’s public shareholders to make a fully informed decision as to whether or not to tender their shares in the Tender Offer. In addition, several deal terms are unfair and taint the process which led to the Tender Offer. First, the financial advisors to the deal have conflicts of interest since Endo’s financial advisor has performed significant work for Indevus, including recent work on a proposed acquisition which provided the advisor with inside information regarding Indevus. Second, defendants did not perform a market check or auction for Indevus and agreed to a no shop provision. Third, defendants agreed to an abnormally high termination fee of 5.4% of the aggregate guaranteed Tender Offer consideration. Because of this unfair process and unfair terms, Indevus’s public shareholders are threatened with irreparable harm since they are being asked to tender their shares without disclosure of all material information and pursuant to an unfair process which fails to maximize shareholder value. As a result of these unfair terms and processes, Plaintiff seeks to enjoin the Tender Offer or, alternatively, recover damages in the event the Tender Offer is consummated.

THE PARTIES

3. Plaintiff H. Steven Mishket is, and has been at all relevant times, the owner of 45,000 shares of Indevus common stock.

4. Nominal Defendant Indevus Pharmaceuticals, Inc. is a corporation incorporated in Delaware and is a specialty pharmaceutical company engaged in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology. Indevus was founded in 1988 and is headquartered in Lexington, Massachusetts. Indevus’ approved products consist of SANCTURA, a muscarinic receptor antagonist, and SANCTURA XR for the treatment of overactive bladder that are co-promoted with its partner Allergan, Inc.; VANTAS for treating advanced prostate cancer; SUPPRELIN LA for central precocious puberty; and DELATESTRYL for the treatment of hypogonadism. Its urology and endocrinology development portfolio contains multiple compounds, which comprise NEBIDO for hypogonadism; VALSTAR for bladder cancer; PRO 2000 for the prevention of infection by HIV and other sexually-transmitted diseases; the octreotide implant for acromegaly and carcinoid syndrome; and a biodegradable ureteral stent for the treatment of kidney stones. The Company has a development, license, and commercialization agreement with Teva Pharmaceutical Industries, Ltd. to develop pagoclone for the treatment of stuttering; outlicenses ALKS 27 for chronic obstructive pulmonary disease, which it jointly develops with Alkermes, Inc.; and aminocandin for systemic fungal infections.

5. Defendant Endo Pharmaceuticals, Inc. engages in the research, development, sale, and marketing of branded and generic prescription pharmaceuticals for treating and managing pain. Endo is incorporated in Delaware and is headquartered in Chadds Ford, Pennsylvania.

6. Defendant BTB Purchaser, Inc. is a wholly owned subsidiary of Endo and is incorporated in Delaware.

7. Defendant Glenn L. Cooper (“Cooper”) has served as the Company’s CEO since 1993 and as the Chairman of the Company’s Board of Directors (the “Board”) since 2000.

8. Defendant Andrew Ferrara (“Ferrara”) has served as a member of the Board since April 2006 and has served as the Presiding Director since June 2008.

9. Defendant James C. Gale (“Gale”) has served as a member of the Board since April 2007.

10. Defendant Michael E. Hanson (“Hanson”) has served as a member of the Board since December 2004.

11. Defendant Stephen C. McCluski (“McCluski”) has served as a member of the Board since June 2003.

12. Defendant Cheryl P. Morley (“Morley”) has served as a member of the Board since June 2003.

13. Defendant Malcolm Morville (“Morville”) has served as a member of the Board since February 1993.

14. Defendants Cooper, Ferrara, Gale, Hanson, McCluski, Morley, and Morville are collectively referred to herein as the “Individual Defendants.”

15. By virtue of their positions as directors and/or officers of Indevus, the Individual Defendants owed and owe Indevus’s shareholders fiduciary obligations of good faith, loyalty, and candor and were, and are, required to: (a) act in furtherance of the best interests of Indevus’s stockholders; (b) maximize stockholder value in a sale of the Company; and (c) make full and accurate disclosure of all material information when the shareholders are asked to approve or disapprove a transaction, such as the Tender Offer

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

17. This action is properly maintainable as a class action because:

(a)	The Class is so numerous that joinder of all members is impracticable. There are approximately 78,000,000 shares of the Company’s common stock outstanding owned by hundreds, if not thousands, of holders other than defendants. The Company’s common stock is listed and actively traded on the Nasdaq National Market System;

(b)	There are questions of law and fact which are common to the Class including, inter alia, the following: (i) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; (ii) whether plaintiff and the Class have been provided with all material information to determine whether to tender their shares; (iii) whether the Tender Offer is coercive; (iv) whether defendants Endo and BTB have aided and abetted the breaches of fiduciary duty committed by the Individual Defendants; and (v) whether the Class is entitled to injunctive relief as a result of defendants wrongful conduct;

(c)	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class;

(d)	Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole; and

(e)	The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

18. On January 5, 2009, Indevus and Endo issued a press release announcing that Endo intended to commence the Tender Offer to purchase all Indevus’s outstanding shares for $4.50 per share. The Tender Offer is scheduled to expire at 5:00 p.m. on February 20, 2009, unless extended in accordance with a merger agreement entered into between Indevus and Endo (the “Merger Agreement”) and the applicable rules and regulations of the SEC. The Tender Offer is conditioned on the tender of a majority of the outstanding shares of Indevus’s common stock on a fully diluted basis. The press release stated in pertinent part as follows:

LEXINGTON, Mass., Jan. 5 /PRNewswire-FirstCall/ — Indevus Pharmaceuticals, Inc. (Nasdaq: IDEV) today announced that it has entered into a definitive merger agreement under which Endo Pharmaceuticals Holdings, Inc. will commence a tender offer to acquire 100 percent of the outstanding shares of Indevus for approximately $370 million, or $4.50 per Indevus share, in cash and up to an additional approximately $267 million, or $3.00 per Indevus share, in cash payable in the future upon achievement of certain milestones related to NEBIDO (R) (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of Indevus’ primary product candidates. The up-front consideration of $4.50 per share represents a premium of 45.2% over today’s closing price of the common stock of Indevus, and a 59.0% premium over the 30-day volume weighted average price for the common stock. The transaction has been approved by the boards of directors of both companies. The Company will host a conference call and webcast on January 6, 2009 beginning at 8:30 am Eastern time (details follow below).

“For many reasons, we are very pleased to bring this transaction to the shareholders and other stakeholders of the Company,” said Glenn L. Cooper, M.D., chairman and chief executive officer of Indevus. “For our shareholders, the deal not only captures a significant premium in the up-front portion of the consideration, but our investors will also maintain a significant interest in the downstream value creation from NEBIDO and the octreotide implant.

“Our employees, who have been so instrumental in the growth and success of Indevus, will also remain integral to the future of Endo,” continued Dr. Cooper. “Our sales force, Cranbury operations, and the NEBIDO and Octreotide R&D teams are expected to play a very important role in the new Endo. In addition, Endo will look to our headquarters in Lexington, MA as a source of talent for their growing organization.”

“Finally, we believe this transaction will create new value for our patients, physicians, and other customers under Endo’s leadership. We believe Endo’s proven commercial capabilities, targeted approach to medical marketing and unique understanding of the changes taking place in health care delivery today will ensure the success of our current and future products. We welcome and fully support this acquisition.”

Transaction Terms

Under the terms of the agreement, Endo will commence a tender offer to purchase all outstanding shares of Indevus in exchange for an up-front payment of $4.50 in cash for each share of outstanding Indevus common stock (“Upfront Consideration”). In addition, Indevus shareholders will receive the non-transferrable contractual right to two contingent cash payments (“Contingent Cash Payments”), one for up to $2.00 per share and the other for $1.00 per share that could deliver up to an additional $267 million, or $3.00 per share in cash, if the Company meets certain targets.

The first Contingent Cash Payment relates to NEBIDO and is payable as follows: (i) $2.00 per share if NEBIDO is approved, within three (3) years of the closing of the tender offer, by the FDA for marketing and sale without certain restrictive labeling, or (ii) two potential payments in the event that NEBIDO is approved by the FDA with certain restrictive labeling, comprised of: (a) $1.00 per share upon such approval, if approval is obtained within three (3) years of the closing of the tender offer and (b) an additional $1.00 per share following the achievement of a certain sales threshold milestone during the first five (5) years from the date of the first commercial sale of NEBIDO.

The second Contingent Cash Payment relates to the octreotide implant and consists of $1.00 per share to be paid in the event that, within four (4) years of the closing of the tender offer, octreotide is approved by the FDA for marketing and sale for the treatment of acromegaly or carcinoid syndrome.

The tender offer is expected to commence within 5 days of the signing of the Merger Agreement and will remain open for 45 calendar days, subject to extension under certain circumstances. The tender offer closing is conditioned on the tender of a majority of the outstanding shares of Indevus’ common stock, antitrust clearance and other customary closing conditions. The executive officers and directors of Indevus and certain of their affiliates, have agreed to tender approximately 4.7% of Indevus’ outstanding shares in the tender offer.

UBS Securities LLC advised Indevus and provided a fairness opinion to Indevus’ board of directors. Burns & Levinson LLP acted as legal counsel to Indevus.

19. There are two potential milestones that could result in an extra payment to Indevus’s shareholders:

(a)	Shareholders will receive an additional $2.00 per share if Indevus’s new product NEBIDO is approved, within three years of the closing of the Tender Offer, by the United States Food and Drug Administration (the “FDA”) without certain restrictive labeling or two potential payments of $1.00 each if NEBIDO is (i) approved by the FDA with certain restrictive labeling and (ii) it achieves a net sales milestone of at least $125 million over any period of four consecutive fiscal quarters on or before the fifth anniversary of the date of the first commercial sale of NEBIDO.

(b)	The second contingent payment of $1.00 per share will be paid if the Company’s new octreotide implant is approved by the FDA within four years of the closing of the Tender Offer.

20. According to the press release, the aggregate value of the Tender Offer in guaranteed consideration is approximately $370 million. A termination fee of $20 million applies to the Tender Offer. Thus, the termination fee is excessively high at 5.4% of the guaranteed deal value, such that third parties will be dissuaded from making competing bids for the Company, and the shareholders will be forced to accept the consideration Endo offers in the Tender Offer, without regard to its merits, recognizing the unlikely appearance of a white knight.

THE TENDER OFFER DOCUMENTS FAIL TO DISCLOSE MATERIAL INFORMATION

21. On January 7, 2009, Indevus filed its Schedule 14D-9 and Endo and BTB filed their Schedule TO concerning the Tender Offer (respectively the “Tender Offer Documents”).

22. The Tender Offer Documents are materially misleading and incomplete because, among other things:

(a)

The Tender Offer Documents do not disclose why the Board decided not to conduct any market check or auction for the Company and, instead, hastily agreed to recommend the Tender Offer to Indevus’s public shareholders and executed the Merger

Agreement. As further evidence of the defendants’ failure to shop Indevus before accepting the inadequate offer from Endo, Indevus’ CFO stated the following on a January 6, 2009 conference call in response to a question relating to the failure to shop the Company:

Wayne Rothbaum—Quoque Capital

Wayne Rothbaum Hi, good morning, guys. A quick question on this no shop, I think, Glenn, you talked about. So just to be clear then, you did not go out and seek other bids. Is that the understanding?

Michael Rogers—Indevus Pharmaceuticals, Inc.— EVP & CFO

Yes, Wayne, we were not in a process at the time when Endo approached us and the company, in this deal, is prohibited from talking to other potential acquirers, except under very limited circumstances surrounding a superior proposal that would be received and the Board would determine it must pursue in order to fulfill its fiduciary obligations.

(b)	The Tender Offer documents do not disclose any information concerning how the Company’s product development pipeline impacted sales and profitability during the projection period used by UBS Securities LLC, Indevus’ investment banker;

(c)

UBS performed its analyses using an implied value of per share consideration of $6.57, an amount it claimed to reach “based on the non-contingent consideration of $4.50 per Share plus the estimated net present value (as of December 31, 2008 and utilizing discount rates ranging from 18.0% to 22.0%) of the contingent consideration ranging from approximately $2.03 to $2.11 per Share based on the assessments of the Company’s management as to the timing and probability of achieving certain milestones with respect to Nebido and Octreotide. Estimated financial data for the Company prepared by the Company’s management utilized in UBS’ analyses “were probability-weighted to reflect management’s assessments as to the likelihood that development of the Company’s product candidates would result in commercial sales.” See Schedule 14D-9, at 21. Thus, the fairness opinion fails to evaluate the fairness of the $4.50 per share, which is the only guaranteed consideration in the Tender Offer.

(d)	Management’s prediction that the Tender Offer is worth approximately $6.57 per share value raises questions that are not answered in the Tender Offer Documents, such as how management calculated that the deal has an implied value per share of $6.57 per share. This lack of disclosure is significant since the Company is asking the shareholders to consider this the true value of the deal for purposes of the fairness opinion.

(e)	The Tender Offer Documents fail to disclose the Company’s financial projections through 2027 which were supposedly relied upon by UBS in performing its discounted cash flow analysis of the Company. See Schedule 14D-9, p. 24.

(f)	The Tender Offer Documents do not fully and fairly disclose the compensation arrangement of UBS in connection with its delivery of a fairness opinion. While it is disclosed that UBS will receive “an aggregate fee currently estimated to be approximately $7.25 million,” it is not disclosed exactly how much of that fee is contingent upon consummation of the deal. Rather, the Company only discloses that a “significant portion” is contingent upon consummation of the Tender Offer. See Schedule 14D-9, p. 24.

THE TENDER OFFER WAS AGREED TO VIA AN UNFAIR PROCESS

23. The process that led to the Tender Offer was flawed because of the following conflicts:

(a)	At no time did the Company seek to perform a market check or shop the Company;

(b)

The terms of the Merger Agreement restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which Indevus’ Board of Directors may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective fiduciary out under the circumstances of the case, including the fact that the so-called fiduciary out provisions of the Merger Agreement would impose a financial penalty on Indevus if the Board were to decide that the exercise of its fiduciary duties required the Board to refrain from recommending the Proposed Acquisition to Indevus’ shareholders.

(c)	Morgan Stanley, Endo’s financial advisor, acted as the placement agent for Indevus’ private placement of $105,000,000 in aggregate principal amount of 16% non-convertible, non-recourse, secured promissory notes due November 5, 2024, which closed August 26, 2008. The Individual Defendants caused Indevus to waive the conflict of interest and allowed Morgan Stanley to advise Endo in the Proposed Merger notwithstanding the fact that Morgan Stanley had inside information that would not otherwise be available to other prospective buyers.

(d)

In the past, Indevus’ investment banker, UBS, and its affiliates have provided services to the Company unrelated to the Proposed Merger, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in connection with an acquisition transaction. In addition, an affiliate of UBS has entered into an arrangement with Endo pursuant to which Endo is entitled to sell to such affiliate certain auction rate securities and to borrow from UBS a certain portion of the market value of such auction rate securities in advance of such sales.

(e)	Endo controlled the process through its counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), a law firm that has a preexisting relationship with Indevus and is currently representing Indevus in litigation.

THE TENDER OFFER CONSIDERATION IS UNFAIR

24. The Tender Offer consideration is also unfair to Plaintiff and the Class. The guaranteed price of $4.50 per share to be paid to Class members is unfair and inadequate because, among other things:

(a)	the intrinsic value of the stock of the Company is materially in excess of $4.50 per share, giving due consideration to the prospects for growth and profitability of the Company in light of its business, earnings and earnings power, present and future;

(b)	the $4.50 per share price offers an inadequate premium to the public stockholders of the Company;

(c)	the buyout price is significantly below the premium paid in acquisitions of comparable businesses;

(d)

the synergies from the combination of Indevus with Endo and BTB will create great value. According to a January 6, 2009 article by the Associated Press, Leerink Swann & Co. analyst Gary Nachman reaffirmed a ‘Market Perform’ rating on Endo and said it is the company’s first big step toward renewed growth. ‘We are encouraged by the deal for Indevus, a company whose prospects we have been bullish on, and that is reflected in our increased multiple,’ he said in a note to investors. The addition of new products through the buyout could help Endo reach a broader primary care audience, he added, boosting sales;

(e)	Indevus was never shopped to other potential buyers despite the expectation in the market that numerous pharmaceutical mergers and tender offers will likely take place this year and, with numerous suitors available, an auction could likely have resulted in an offer of greater guaranteed consideration for Indevus’s shares. Forbes.com published an article on January 5, 2009, “Endo To Buy Indevus,” stating that the Tender Offer “is likely a harbinger of more consolidation among small drug makers.” Also, CNBC.com reported, in a January 6, 2009 article “What Can Brown Do For Merck?,” that “Only two trading days into the new year we’ve got our first M & A (merger and acquisition) deal of 2009. Endo Pharmaceuticals announced after the closing bell Monday that it’s buying Indevus Pharmaceuticals. IDEV is up big on heavy volume. It’s not a huge deal, but some analysts think it’s just the first in what could turn out to be a record year for hookups (buyouts and partnerships) in the biopharma sector”; and

(f)	As recently as November 25, 2008, the Company’s CEO, defendant Cooper, was touting the bright future prospects of Indevus. In the press release published on that date announcing the Fiscal 2008 Year End and Fourth Quarter results, Cooper stated that “[f]iscal 2008 was extremely active for the Company. The year ended on a very strong note and the Company is in excellent shape to have a successful coming year. In particular, we now have a clear path for the resubmission of our NDA for NEBIDO(R), our commercial products are performing extremely well in their respective markets, our late stage development programs for octreotide and pagoclone are in full gear, and our successful $105 million financing this summer gives us a strong balance sheet.” The press release further announced more positive results for the Company’s finances, for instance:

i.	Total consolidated revenues for fiscal 2008 were $77.8 million, an increase of 18% from the $66.1 million reported for fiscal 2007;

ii.	Cost of product revenue for fiscal 2008 was $30.8 million, an increase of 111% from the $14.6 million reported for fiscal 2007; and

iii.	Research and development expenses for fiscal 2008 were $25.0 million, a decrease of 40% from the $41.9 million reported for fiscal 2007.

25. By reason of all the foregoing, the Tender Offer is unfair and coercive, and the Individual Defendants have failed to disclose all material information to Indevus’ shareholders. Hence, it should be enjoined. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and the Tender Offer may be consummated, to the irreparable harm of the Class.

26. Additionally, defendants BTB and Endo have knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants, particularly in exacting an excessive termination fee to thwart the Individual Defendants’ ability to maximize value in a sale of the Company.

27. Plaintiff and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

(Against All Defendants Except Endo and BTB)

28. Plaintiff repeats and realleges each allegation set forth herein.

29. The Defendants have violated their fiduciary duties of care, loyalty, and candor owed under applicable law to the public shareholders of Indevus and have acted to put their personal interests ahead of the interests of Indevus’ shareholders.

30. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

31. The Individual Defendants have violated their fiduciary duties by causing Indevus to enter into a transaction with Endo without regard to the fairness of the transaction to Indevus’ public shareholders.

32. Moreover, the Defendants breached their fiduciary duty of candor owed to the Company’s public shareholders by disclosing misleading information in and omitting material information from the Disclosure Documents as described herein. Indeed, Defendants have withheld material information concerning the sales process that bears directly on the fairness of that process. The Disclosure Documents also fail to disclose information concerning the Company’s future growth prospects and UBS’s fees and relationship with Endo.

33. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of care, loyalty, and candor owed to the shareholders of Indevus because, among other reasons:

(a)	they failed to properly value Indevus and its assets and operations;

(b)	they failed to take steps to maximize the value of Indevus to its public shareholders and they took steps to avoid competitive bidding, to cap the value of Indevus’ stock and to give the Individual Defendants an unfair advantage by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c)	they failed to provide shareholders with the material information necessary to make an informed decision as to whether to tender their shares;

(d)	they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or interests in the proposed Merger; and

(e)	they erected unreasonable barriers to other third party bidders.

34. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the merger with Endo, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Indevus absent intervention of this Court.

35. Indevus shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

36. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Indevus public stockholders.

37. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Indevus’ assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Indevus common stock.

38. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Tender Offer and Merger which will exclude the Class from its fair proportionate share of Indevus’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

39. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Endo and BTB

40. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

41. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

42. In committing the wrongful acts alleged herein, the Individual Defendants, Endo, and BTB have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants and Endo further aided and abetted and/or assisted each other in breach of their respective duties as alleged herein.

43. The purpose and effect of defendants’ consipiracy, common enterprise, and/or common course of conduct is, among other things, to permit violations of law and breaches of fiduciary duty.

44. The Individual Defendants, Endo, and BTB accomplished their conspiracy, common enterprise and/or common course of conduct by entering into the Proposed Acquisition at an unfairly low price and through an unfair and woefully inadequate process.

45. Endo and BTB aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, Endo and BTB acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and were aware of their overall contribution to and furtherance of the wrongdoing. Endo and BTB benefitted from the wrongdoing by obtaining an unfair price for Indevus shares in the Tender Offer.

46. The Court should enjoin Endo and BTB from continuing to aid and abet the breach of fiduciary duty by the Individual Defendants and enjoin the consummation of the Proposed Merger.

47. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiffs counsel as Class counsel;

(2) enjoining, preliminarily and permanently, the Tender Offer;

(3) to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding it, or granting the Class damages;

(4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(6) granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

Dated: January 20, 2009	CHIMICLES & TIKELLIS LLP

/s/ Tiffany J. Cramer
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
A. Zachary Naylor (#4439)
Tiffany J. Cramer (#4998)
222 Delaware Avenue, Ste. 1100
P.O. Box 1035
Wilmington, Delaware 19899
(302) 656-2500

Attorneys for Plaintiff

OF COUNSEL:

JOHNSON BOTTINI LLP

655 W. Broadway, Suite 1400

San Diego, CA 92101

(619) 230-0063

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